OFFERING MEMORANDUM

PART II OF THE OFFERING STATEMENT (EXHIBIT A TO FORM C)

December 4, 2020



Up to $250,000 Class A Common Stock

Minimum Target Amount: $10,000
Up to 25,000,000 Shares at $.01 Per Share

Consumer Cooperative Group, Inc (the "Company," "we," "us", or "our"), is offering up to $250,000 worth of Class A Common Stocks of the Company (the "Shares"). Purchasers of Shares are sometimes referred to herein as "Purchasers". The minimum target offering is $10,000. (the "Target Amount"). This offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $10,000. by December 15, 2021. Unless the Company raises at least the Target Amount of $10,000. (the "Closing Amount") by December 15, 2021, no Shares will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $250,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 15, 2021, the Company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum number of Class A Common Stocks that can be purchased is One (1), representing a $120 minimum investment per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These Shares are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

DISCLOSURE OF RELIANCE ON TEMPORARY RELIEF
This offering is being conducted on an expedited basis due to circumstances related to COVID-19 and pursuant to the Securities and Exchange Commission's (SEC's) Temporary Relief Regulatory COVID-19 relief. Rule 201(z)(1)(i).
Financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer. Rule 201(z)(1)(iii). Investors may cancel an investment commitment for any reason within 48 hours** from the time of their investment commitment;
The intermediary will notify investors when the target offering amount has been met;
The issuer may close the offering at any time after it has aggregate investment commitments for which the 48-hour** right to cancel has elapsed that equal or exceed the target offering amount (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and If an investor does not cancel an investment commitment within 48 hours** from the time of the initial investment commitment, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
** Under the temporary rules, 48 hours is the minimum cancellation period, but an issuer may designate a later period. If the issuer has designated a period later than 48 hours, such later period must be disclosed. Rule 201(z)(1)(iv).
Ongoing Reporting The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:
Once posted, the annual report may be found on the issuer's website at
The issuer must continue to comply with the ongoing reporting requirements until:
● the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
● the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
● the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
● the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
● the issuer liquidates or dissolves its business in accordance with state law.

TABLE OF CONTENTS

Forward-Looking Statements

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE OFFERING

Company	Consumer Cooperative Group, Inc, a Oregon Corporation formed on January 27, 2017. The Company's website url is http://www.ccg.coop
Corporate Address	5900 Balcones St STE 100, Austin, Texas 78731
Description of Business	Consumer Cooperative Group, Inc a Oregon Corporation
Type of Security Offering	Class A Common Stocks at $120. Par Value per Share
Offering Price	$.01 per Share
Target Amount of Offering	1,000,000 Class A Common Stocks ($10,000)
Maximum Amount of Offering	25,000,000 Class A Common Stocks ($250,000)
Minimum Investment per Investor	$120 unless waived by the Company
Offering Costs	We estimate that the costs of this offering will be approximately one thousand dollars ($2,000), including costs for attorney's and accounting fees.
Term of Offering	Subject to earlier termination described below, this offering will terminate not later than December 15, 2021, unless extended by us for up to an additional 30 days and may be terminated by us earlier without prior notice and before all of the Shares are sold.
Escrow of Proceeds	Proceeds from this offering will be placed in escrow with Prime Trust. If for any reason the minimum proceeds are not deposited into escrow on or before December 15, 2021, this offering will terminate with no Shares being sold, investment commitments will be cancelled, and the funds will be returned to investors, without interest and without deduction therefrom.
Selling Commissions	The Shares will be sold by management who will receive no selling commissions or remuneration for sale of the Shares.
Closings	If we reach the target offering amount ($10,000) prior to the offering deadline, we will continue to sell the Shares on a first come first served basis up to the maximum offering and will conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).
Use of Proceeds	Net proceeds from this offering will be allocated as needed to prepare to commence operations.
Risk Factors	The Shares offered hereby are speculative and involve a high degree of risk and immediate dilution and should not be purchased by investors who cannot afford the loss of their entire

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	investment. Each prospective investor should carefully consider the significant risk factors inherent in and affecting our business and this offering, including those set forth under the heading "**RISK FACTORS**" below.

The price of the Shares has been determined by the Company and does not necessarily bear any relationship to the   assets, book value, or potential earnings of the Company or any other recognized criteria or value.

<center>**RISK FACTORS**</center>

The Shares offered herein are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Accordingly, prospective investors should carefully consider, along with other matters referred to herein, the following risk factors in evaluating the Company and its business before purchasing the Shares offered hereby.

Risks Related to our Business and Industry

Investing in the Company's Class A Common Stocks is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in the accompanying business plan.

General Risks

CONSUMER COOPERATIVE GROUP, INC was incorporated on January 27, 2017 in the State of Oregon and commenced operations on January 27, 2017. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. Furthermore, some Directors, Officers and Key Employees have little to no operating experience or history. Past performance of any Director, Officer or Key Employee or the success of the President in any similar venture is no assurance of future success. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future or fail to even operate profitably or continue as a going concern.

No Operating History and Capital

The Company has no operating history upon which investors may base an evaluation of its performance; therefore, the Company is still subject to all of the risks incident to the creation and development of a new business. The Company plans to conduct closings of sales of shares of its Common Stock as subscriptions are received. If less than $250,000 is received from the sale of its Common Stock, the Company may have insufficient cash to implement its business plans and investors who purchase shares of its Common Stock shall be at heightened risk of loss of their investments.

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General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates, and overseas, such as currency fluctuations. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that the impending growth of the market, mainstream market acceptance and the targeted product line of the Company will insulate the Company from excessive reduced demand. Nevertheless, the Company has no control over these changes. Adverse changes in global and domestic economic conditions or a worsening of the United States economy could have a material adverse effect on our business and or business plans. Our sales and performance depend significantly on consumer confidence and discretionary spending, which are still under pressure from global economic conditions. A worsening of the economic downturn caused by the pandemic and a further decrease in consumer spending, especially discretionary spending for nonessential products and services, may adversely impact our sales, ability to market our services and products, build customer loyalty, or otherwise implement our business strategy and further diversify the geographical concentration of our operations. The Company has not established significant revenues or operations that provides financial stability in the long term and without significant revenues the Company will not realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital. Additional capital may not be available at a reasonable cost or that it would not materially dilute the investment of investors in this Offering if additional capital is obtained.

Managing Growth

The Company expects to expand its operations by setting up a financial cooperative network throughout the United States. The anticipated growth could place a significant strain on the Company's management and operational and financial resources. Effective management of the anticipated growth shall require expanding the Company's management and financial controls, hiring additional appropriate personnel as required and developing additional expertise by existing management personnel. However, Consumer Cooperative Group, Inc may not be able to effectively implement these or other measures designed to increase the Company's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a Company with a short operating history and limited financial resources and the failure to effectively manage growth could have a material adverse effect on the Company's operations.

Dependence on Key Personnel and Management

In the early stages of its development the Company's business will be significantly dependent on the Company's management team which consists of only one Officer and Director of the Company. The Company's success will be particularly dependent upon its CEO in the near term and in the future it will be dependent on its, President, COO and CFO on an individual and or collective basis. The loss of any one of these individuals or the inability of the company to attract these individuals could have a material adverse effect on the Company. Although the Company does not currently maintain a key-man life insurance policy insuring the life of its key executives, the Company intends to apply for such a life insurance policy in the future. See Item 10 Directors, Executive Officers and Significant Employees, contained herein.

Inadequacy of Funds

The maximum offering proceeds of $250,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's business plans. If only a fraction of this Offering is sold, or if certain assumptions contained in management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need additional financing or other capital investment to fully implement the Company's business plans.

Risks Associated with Expansion

The Company plans on expanding its business through the introduction of a cooperative real estate investment pooling portal web and mobile application. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, Shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Customer Base and Market Acceptance

The Consumer Cooperative Group's customer base for this cooperative model is the underserved individuals which include middle-class workers and low-income workers. The early adopters of this will be families with young kids, teenage kids, young adults and college students which will allow them to get an early start in gaining experience in real estate. Business opportunities are usually sparse for the majority of our communities mainly for the lack funds or even legislative restrictions such as it being mandatory to being as a qualified investor. The rules have been revised and access is now more readily available and this access has opened up a new potential market. The cooperative business model approach will seek out these individuals and through careful training and education will be able get these individual up to speed on the basics of real estate investing. This method will allow the cooperative business to target each demographic and one by one start the process of leveling the playing field on the financial landscape. The distribution method via the cooperative's web and mobile application will serve as a valuable resource for financial education and other tools to maintain market acceptance. While the Company believes it can further develop the existing customer base, and develop a new customer base through the marketing and promotion of its web application, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product matrix and its interactive e-commerce website offer advantages over competitive companies and products, the Company's products and e-commerce website may not attain a degree of market acceptance on a sustained basis or generate revenues sufficient for sustained profitable operations.

Changes in Consumer Behavior Could Reduce Profitability

The Company's customers could change their behavior and purchase patterns in unpredictable ways. The Company's success therefore depends on its ability to successfully predict and adapt to changing consumer behavior outside, as well as inside the United States. Moreover, the Company must often invest substantial amounts in product research and development before the Company learns the extent to which products will earn consumer acceptance. If the Company's products and services do not achieve sufficient consumer acceptance, the Company's revenue may decline and adversely affect the profitability of the business.

Competition

The Company's cooperative model faces many competitors such as RealtyShares.com. This website in particular is a base model of all the other competitors with the minimum investment being different across each site. RealtyShares.com is made up of a Senior leadership team, an Advisory Board, Board Members and Investors. They are addressing some of the social, cultural, legal, political, economic and technological needs made possible by some the recent legislative changes. Their business model is based, in part, on diversification, cash-flow and transparency and state that owning real estate will and has outperformed the stock market 2:1 since 2000. To date they have reported funding over 550 projects, returned over $59.7 millions of principal back to investors and currently have over 92,000 investors registered and of the registered investors there is no distinction between the accredited and non-accredited classification of its investors. Overall, they offer the investor the ability to optimize their portfolio with diversified real estate offerings by choosing the asset type, offering type, geographical location and targeted returns goals. While there does exist some current competition, Management believes that the Company's services are demographically well positioned, top quality and unique in nature while offering greater value. The expertise of management combined with the innovative nature of its marketing approach, sets the Company apart from its competitors. However, there is the possibility that new competitors could seize upon the Company's business model and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than the Company, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of the Company's intended market.

Trends in Consumer Preferences and Spending

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments and general economic conditions. The Company may not be successful in marketing any of its services or that the revenues from the sale of such services will be significant. Consequently, the Company's revenues may vary by quarter and the Company's operating results may experience fluctuations that will impede appreciation and slow the Company's growth.

Potential Fluctuations in Quarterly Revenue

Significant annual and quarterly fluctuations in the Company's revenue may be caused by, among other factors, the volume of revenues generated by the Company, the timing of new product or service announcements and releases by the Company and its competitors in the marketplace, and general economic conditions. The Company's level of revenues and profits, in any particular calendar period, may be significantly higher or lower than in other prior periods, including comparable periods. The Company's expense levels are based, in part, on its expectations as to future revenues. As a result, if future revenues are below expectations, net income or loss may be disproportionately affected by a reduction in revenues, as any corresponding reduction in expenses may not be proportionate to the reduction in revenues. As a result, the Company believes that period-to-period comparisons of its results of operations may not necessarily be meaningful and should not be relied upon as indications of future performance.

Risks of Borrowing

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of the shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and future anticipation of advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds to Issuer." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Securities offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors will depend.

Lack of Management Control by Investors

Upon completion of this Offering, the Company's principal Beneficial Shareholder will to continue to control the Company. Investors will become Shareholders of the Company but cannot take part in the management or control of the Company. The Company, CEO, President and Officers have wide latitude in making business decisions. The Investors do not have such rights.

Return of Profits

The Company intends to retain any initial future earnings to fund operations and expand the Company's business. A Shareholder will be entitled to receive profits proportionate to the amount of shares of Common Stock held by that Shareholder. The Company's Board of Directors will declare any future dividends based upon the Company's results of operations, financial condition, capital requirements and other circumstances.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There is a risk that secrecy obligations may not be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

Legal and Regulatory Compliance

Failure to comply with applicable laws and regulations could harm our business and financial results. The Company intends to develop and implement policies and procedures designed to comply with all applicable federal and state laws, accounting and reporting requirements, tax rules and other regulations and requirements, including but not limited to those imposed by the SEC.

In addition to potential damage to our reputation and brand, failure to comply with the various laws and regulations, as well as changes in laws and regulations or the manner in which they are interpreted or applied, may result in civil and criminal liability, damages, fines and penalties, increased cost of regulatory compliance and restatements of our financial statements. Future laws or regulations, or the cost of complying with such laws, regulations or requirements, could also adversely affect our business and results of operations.

Projections: Forward Looking Information

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business of the Company. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by the Company's independent accountants or auditors. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed.

Technology Risks

Rapid Technological Changes May Adversely Affect the Company's Business. The ability of the Company to remain competitive may depend in part upon its ability to develop new and enhanced products, services or distribution and to introduce these products or services in a timely and cost-effective manner. In addition, product and service introductions or enhancements by the Company's competitors, or the use of other technologies could cause a decline in sales or loss of market acceptance of the Company's existing products and services. The success of the Company in developing, introducing, selling and supporting new and enhanced products or services depends upon a variety of factors, including timely and efficient completion of service and product design and development, as well as timely and efficient implementation of product and service offerings. Because new product and service commitments may be made well in advance of sales, new product or service decisions must anticipate changes in the industries served. The Company may not be successful in selecting, developing, and marketing new products and services or in enhancing its existing products or services. Failure to do so successfully may adversely affect the Company's financial condition and results of operations.

Dependence on Computer Infrastructure

The Company relies on Internet and computer technology to market and sell its products and services. Therefore, an Internet or major computer failure would adversely affect the performance of the Company. The Company presently has limited redundancy systems, relies on third party back up facilities and only a limited disaster recovery plan. Despite the implementation of network security measures by the Company, its servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptive problems which could lead to interruptions, delays or stoppages in service to users of the Company's services and products which could cause a material adverse effect on the Company's business, operations and financial condition.

Website Security Risks

If the security measures the Company plans to use to protect the personal information of its website users, such as credit card numbers, are ineffective it could result in a reduction in revenues from decrease customer confidence, an increase in operating expenses, as well as possible liability and compliance costs. Any breach in the Company's website security, whether intentional or unintentional, could cause our users to lose their confidence in our website and as a result stop using the website. This would result in reduced revenues and increased operating expenses, which would impair the Company from achieving profitability. Additionally, breaches of our users' personal information could expose the Company to possible liability as any involved user, or users may choose to sue the Company. Breaches resulting in disclosure of users' personal information may also result in regulatory fines for noncompliance with online privacy rules and regulations. The Company plans to rely on encryption and authentication technology licensed from third parties whose area of expertise is to provide secure transmission of confidential information. We believe that as a result of advances in computer capabilities, new discoveries in the field of cryptography and other developments, a compromise or breach of our security precautions may occur. A compromise in the Company's proposed security for its computer systems could severely harm our business because a party who is able to circumvent our proposed security measures could misappropriate proprietary information, including customer credit card information, or cause interruptions in the operation of our website. The Company may be required to spend significant funds and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. However, protection may not be available at a reasonable price, or at all. Concerns regarding the security of e-commerce and the privacy of users may also inhibit the growth of the Internet as a means of conducting commercial transactions in general. The Company's users may have these concerns as well and this may result in a reduction in revenues and increase in our operating expenses, which would prevent us from achieving profitability.

Website Functionality

If the software on the Company's website contains undetected errors, the Company could lose the confidence of users, resulting in loss of customers and a reduction of revenue. The Company's online systems, including but not limited to its websites, software applications and online sales for services and products, could contain undetected errors or "bugs" that could adversely affect their performance. The Company plans to regularly update and enhance all sales, websites and other online systems, as well as introduce new versions of our software products and applications. The occurrence of errors in any of these may cause the Company to lose market share, damage our reputation and brand name, and reduce our revenues.

Limited Transferability and Liquidity of Shares

The Company may, in certain instances, prohibit the sale, transfer or disposition of shares unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to the Company, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Securities and no market is expected to develop. Consequently, owners of the Securities may have to hold their investment indefinitely and may not be able to liquidate their investments in the Company or pledge them as collateral for a loan in the event of an emergency.

Long Term Nature of the Investment

An investment in the Securities may be long term and illiquid. As discussed above, the offer and sale of the Securities will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration. Prospective investors will be required to represent in writing that they are purchasing the Securities for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Securities must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Compliance with Securities Laws

The Securities are being offered for sale in reliance upon the 4(a)(6) Offering Exemption from the registration requirements of the Securities Act, applicable Oregon State Securities Laws, and other applicable securities laws. If the sale of Securities were to fail to comply with the applicable provisions of these exemptions, purchasers could attempt to seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Determination of the Offering Price

The offering price of the Common Stock has been arbitrarily established by the Company, considering such matters as the state of the Company's business development, the general condition of the industry in which the Company operates, the amount of funds sought from this Offering and the number of shares the Board of Directors is willing to issue in order to raise such funds. Accordingly, there is no relationship between the price of the Offering and the assets, earnings or book value of the Company, the market value of the Company's Common Stock or any other recognized criteria of value. As such, the price does not necessarily indicate the current value of the Company's Common Stock and should not be regarded as an indication of any future market price of the Company's stock.

If the Maximum amount of Class A Common Stocks are sold under this Offering, the purchasers under the Offering will own 25,000,000 Shares of the Class A Common Stocks issued and thereafter outstanding.

If the Maximum amount of Class A Common Stocks are sold under this Offering, the price per Share of $.01 for 25,000,000 Shares for a total capital raise of $250,000.

If the Target amount of Class A Common Stocks are sold under this Offering, the price per Share of $.01 for 1,000,000 Shares for a total capital raise of $10,000.

Any Valuation at this Stage is difficult to assess

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to this class of equity being sold in this Offering.

Need for Additional Financing

Assuming all shares are sold in this Offering Subscription, we believe that the net proceeds from this Offering, together with its projected cash flow from operations, shall be sufficient to fund the operations of the Company as currently conducted for up to 12 months. Such belief, however, cannot give rise to an assumption that the Company's cost estimates are accurate or that unforeseen events would not occur that would require the Company to seek additional funding to meet its operational needs. In addition, the Company may not generate sufficient cash flow from operations to implement the Company's business objectives. As a result, the Company may require substantial additional financing in order to implement its business objectives. The Company may not be able to obtain additional funding when needed, or that such funding, if available, shall be available on terms acceptable to the Company. In the event that the Company's operations do not generate sufficient cash flow, or the Company cannot acquire additional funds if and when needed, the Company may be forced to curtail or cease its activities which would likely result in the loss to investors of all or a substantial portion of their investments.

Limited Protection of Proprietary Rights; Potential Costs of Enforcement

The ability of Consumer Cooperative Group, Inc to compete effectively with other companies could depend, in part, on its ability to create and/or maintain the proprietary nature of its business method. We intend to apply for all applicable forms of intellectual property protection immediately upon receipt of funding, and the Company's success shall also depend, in part, on its ability to obtain this protection and then enforce the intellectual property protection for these assets in the United States and other countries. The Company, in such circumstances, may file applications for patents, copyrights and trademarks, as management deems appropriate; however, the protections offered by any intellectual property rights issued or licensed by the Company may not be available. Our competitors, many of whom have substantial resources and substantial investments in competing technologies, may seek to apply for and obtain patents that shall prevent, limit or interfere with the Company's ability to make and sell its products and or services. In addition, the laws of certain countries would not protect the Company's proprietary rights to the same extent as do the laws of the United States. The defense and prosecution of patent suits may be both costly and time consuming even if the outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from

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third parties, or require the Company to cease from selling certain of its products. Consumer Cooperative Group, Inc will also rely on proprietary technology such as customer analytics and business methods such as our sales process and management systems. Other companies may independently develop the same or similar technology, or otherwise obtain access to the Company's proprietary technology. Confidentiality agreements entered into by the Company's employees, agents, advisors, consultants and associates as well, as other staff, may provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

Attraction and Retention of Qualified Personnel

The ability of the Company to realize its objectives shall be dependent on its ability to attract and retain additional, qualified personnel. Competition for such personnel can be intense, and the Company's results may adversely affect the Company's ability to attract and/or retain qualified personnel. Furthermore, the Company plans on maintaining key-man life insurance on all senior management and to require all personnel to enter into confidentiality agreements as a condition of employment. The Company's management team has entered into employment agreements that include non-compete and confidentiality requirements. However, such agreements may not fully protect the Company from competitive injury if any of these individuals leave the Company.

Risks Related to Ownership of Our Common Stock We Are an Emerging Growth Company

The reduced disclosure requirements applicable to emerging growth companies may make our Common Stock less attractive to investors. We are an emerging growth company as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of some of the exemptions from the reporting requirements applicable to other public companies. It is possible that investors will find our Common Stock less attractive as a result of our reliance on these exemptions. If so, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Associated with Financial Projections

Our financial projections are based upon assumptions that the Company believes to be reasonable. Such assumptions may, however, be incomplete or inaccurate, and unanticipated events and circumstances may occur. For these reasons, actual results achieved during the periods covered may be materially and adversely different. Even if the assumptions underlying our plans prove to be correct, the Company may incur substantial operating losses in attaining its goals. The Company's plans are based on the premise that the existing consumer demand for the Company's products and services shall continue. However, if any of the assumptions underlying its plans prove to be incorrect the Company will not realize its business objectives. Investors should be aware that no independent market studies have been conducted by the Company regarding its business plan, nor are any such studies currently planned.

Our CEO Has Control over Key Management Decision Making

Our founder and CEO, Tanen Andrews, maintains majority voting rights and management control over the company. As a result, Tanen Andrews has the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Tanen Andrews has the ability to control the management and affairs of our Company as a result of his/her position as our CEO and his ability to control the election of our directors. Additionally, in the event that Tanen Andrews controls our Company at the time of his/her death, control may be transferred to a person or entity that he designates as his successor. As a board member and officer, Tanen Andrews owes a fiduciary duty to our stockholders and must act in good faith in a manner he/she reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Tanen Andrews is entitled to vote his/her shares in his/her own interests, which may not always be in the interests of our stockholders generally.

The Target Offering

Although there is a minimum number of shares that must be sold by the Company in order to move forward with this Offering, the Company may not raise sufficient funds in this Offering to carry out its business plan as proposed, or that the net proceeds from the initial subscriptions for shares shall be in an amount sufficient to enable the Company to continue operations in any meaningful manner.

Best Efforts Offering

The shares of the Company's Common Stock are offered by the Company on a "best efforts" basis. No individual, firm or corporation has agreed in advance to purchase any of the offered shares. All of the shares of Common Stock may not be sold and the Company may have to cease operations putting investor's capital at risk.

Dividends on Common Stock

The Company has never declared or paid cash dividends on its Common Stock and does not plan to pay any cash dividends with respect to its Common Stock in the foreseeable future. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's operations. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future. The Company's Board of Directors shall determine dividend policy in the future based upon, but not limited to the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at the time. The Company intends to retain appropriate levels of its earnings, if any, to support the Company's business activities.

Use of Funds

The Company intends to use the net proceeds of this offering to fund ongoing working capital needs. The Company's management shall have broad discretion to determine how such proceeds shall be used.

Additional Risks Factors

Investments in any Start-Up is a risking venture including the possibility of loss of every dollar invested. Only invest funds you can afford to lose.

No Current Market for Class A Common Stock

There is no current market for the Class A Common Stocks offered in this private Offering and no market is expected to develop in the near future.

The Shares will not be freely tradable until one year from the initial purchase date and other trading restrictions may apply as disclosed in the memorandum. Although the Shares may be tradable under federal securities law, state securities regulations may apply and each purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our Class A Common Stocks. Because the Shares have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, they have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for them in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each purchaser in this offering will be required to represent that it is purchasing the Shares for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is currently no public trading market for our Class A Common Stocks which means that you may be required to hold your Shares in our Company for an indefinite period.

Our Class A Common Stocks are not quoted on either the OTC Bulletin Board or OTC Markets, and are not listed on any exchange. It is unlikely that any public market for the Class A Common Stocks will be established.

THE COMPANY AND ITS BUSINESS

The Company

Consumer Cooperative Group, Inc (herein referenced from time to time as the "Company"), was formed on January 27, 2017 as a Corporation under the Laws of the State of Oregon.

Business Mission

Is to level the financial investment playing field by looking for like-minded people who want to move away from the traditional ways of investing and have a true opportunity to level up their lifestyle by having equal access to real estate investments. Whether it be through physical ownership or via passive income through a cooperative investment in exchange for equity shares. People need an alternative method of investing that is affordable, accessible and flexible to their current financial situation and our overall mission is to create a platform that will deliver these real estate investment opportunities and provide for people, so they can take control of their financial power and community change on their terms.

Business Plan

The Company's Business Plan is attached and included as PART III OF THE OFFERING STATEMENT (EXHIBIT B TO FORM C).

Officers and Employees

We currently have only 1 person, Mr. Tanen Andrews working as an Officer and Employee on a full-time basis.

Biography

Tanen Andrews, is the Founder & CEO of this company and the visionary of this business venture that he developed over 20 years earlier. He first started his real estate investment business in 1995, along with his Transportation and Logistics business in his early 20's. New legislation is now allowing him to do what he was unable to do 25 years ago in real estate and that is being able to bring the financial power of the community to the forefront by establishing a cooperative method to be used, to buy back our communities, build infrastructure that will create community base businesses, utility services, a financial network that will allow his fellow community members to circulate it's financial capital amongst itself and solidify a right of an equity stake for the people in every community without and or limited governmental involvement.

Tanen's formal education includes a Bachelor's of Science in Game Art & Computer Animation, Masters of Art in Entrepreneurship: Small Business, Masters in Business Administration. He has spent decades investing in and renovating millions of dollars of single family homes that benefited the subsidize housing market in Southwest Dallas, educating the community about how to properly set up and structure a business entity and instilling the importance of the financial power of pooling resources for financial independence.

Operations

Consumer Cooperative Group, Inc, a Oregon Corporation, was formed on January 27, 2017. The Company has recently incorporated as a Start Up and is beginning to implement a go to market plan that includes this Offering as an effort to raise the necessary funds to commence operations.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership and Capital Structure

Capitalization and Ownership Table

Type of Security	Total Common Stock & Preferred Stock
Shares Authorized	1,000,000,000
Shares Outstanding	206,759,380

Type of Security	Common Stock-Class A
Shares Authorized	950,000,000
Tanen Andrews, Founder	182,004,520
Other Investors	270,000
Shares Outstanding	182,274,520
Shares Remaining	767,725,480
Preferential Dividends	No
Voting Rights	Yes

Type of Security	Preferred Stock
Shares Authorized	50,000,000
Tanen Andrews, Founder	24,484,860
Shares Outstanding	24,484,860
Shares Remaining	25,515,140
Preferential Dividends	Yes
Voting Rights	No

Indebtedness

As of December 4, 2020 the company will have short-term debt in the form of a loan of $60k for the renovation and resale of single family property. Loan maturity is in 6 months.

Valuation

The offering price of the Shares being is based on a price per Share. The price per each Share of Class A Common Stock is $.01

Restricted Securities

The Shares purchased in this offering are restricted securities. For one year, the Shares can only be resold:

- To the Company;
- To an accredited investor; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Exempt Offering

The Company is conducting this Offering which is being conducted under the 4(a)(6) Exemption. Proceeds from this Offering will be used to fund our business Start Up operations.

DESCRIPTION OF SECURITIES

Class A Common Stocks

We are issuing Class A Common Stock of the Company, a copy of the Subscription Agreement describing the Shares and more specifically the rights, privileges, restrictions, limitations and other material matters is included as PART IV OF THE OFFERING STATEMENT (EXHIBIT C TO FORM C).

Transfer Agent

The Company has engaged Colonial Stock Transfer to serve in the capacity of a Registered Stock Transfer Agent on its behalf.

FINANCIAL STATEMENTS, DEBT AND FINANCIAL CONDITION

Financial Statements

Financial information for the Company appears in its Form C.

Debt

The Company has short-term debt in the form of a loan of $60k for the renovation and resale of single family property. Loan maturity is in 6 months.

Financial Condition

Consumer Cooperative Group, Inc is a Start Up Stage Company with No Operating History. Therefore, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. Some of the information contained in this discussion and analysis or set forth elsewhere in this Offering Statement, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that reflect our current views with respect to future events and financial performance, which involve risks and uncertainties. Forward-looking statements are often identified by words like: "believe", "expect", "estimate", "anticipate", "intend", "project" and similar expressions, or words that, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this Offering Statement. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Even if we are able to raise enough money through this offering to commence operations, we cannot guarantee that once operations commence we will stay in business after doing so. If we are unable to successfully attract customers, we may quickly use up the proceeds from this offering.

USE OF PROCEEDS

There is no assurance that the net proceeds from this offering will be sufficient to continue development of our business indefinitely; therefore, we may need to raise additional financing, which may not be available if and when needed or may not be available on terms acceptable to us, if at all. Additional financing may result in dilution to existing stockholders. Failure to secure needed additional financing, if and when needed, may have a material adverse effect on our business, financial condition and results of operations.

Consumer Cooperative Group, Inc.	Target Raise	Percentage	Maximum Raise	Percentage
Total Proceeds	$10,000	100%	$250,000	100%
CPA Financial Audit	$0	0%	$0	0%
Regulation A+ Prep Fees	$6,800	68%	$43,200	17%
Marketing	$2,500	25%	$30,000	12%
Working Capital & Real Estate Acquisitions	$0	0%	$119,300	47.72%
Securities Exchange Application, Registration and other Listing process fees	$0	0%	$40,000	16.00%
CrowdFunded.com Fee	$700.00	7.00%	$17,500	7.00%
Remaining/Allocated Proceeds	$0.00	100.00%	$0.00	100.00%

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its sole executive officer and director.

Compliance Failure

The Company has not previously failed to comply with the reporting requirements of Section 202 of Regulation CF.

Annual Report

The Company will make annual reports available in the investor portal section on its website at https://www.ccg.coop/. The annual reports will be available within 120 days of the end of the Company's most recent calendar year.

Additional Material Information

The Company represents that there is not any material information necessary in order to make the statements made in this Offering Statement, in light of the circumstances under which they were made, not misleading.

MANAGEMENT

Current Officers and Directors

Mr. Tanen Andrews is the current Officer, Director and is the Controlling Shareholder of the Company.

Related Person Transactions

From time to time we may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

The Company and its Managers may have other business interests and may engage in other activities in addition to those relating to the Company. The Manager has a duty to disclose conflicts of interest that may exist between the interests of the Manager and its Affiliates and the interests of the Company.

CROWDSOURCE FUNDED INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on Crowdsource Funded, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Shares of Class A Common Stocks. At that point, you will be an investor in the Company.

Crowdsource Funded Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Shares will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive Shares in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number;
2. Employment and employer information;
3. Net worth and income information;
4. Social Security Number or government-issued identification; and
5. ABA bank routing number and checking account number

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,140 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Shares have been issued. If you have already funded your investment, let Crowdsource Funded know by emailing Tim Hogan at tim@crowdsourcefunded.com. Please include your name, the Company's name, the amount, the investment number if applicable, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor and Shareholder in the Company. Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular Company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances the Company may terminate its ongoing reporting requirements if:

1. The Company becomes a fully-reporting registrant with the SEC;
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record;
3. The Company has filed at least three annual reports, and has no more than $10 million in assets;

4. The Company or another party repurchases or purchases all the Shares sold in reliance on Section 4(a)(6) of the 1933 Act; or

5. The Company ceases to do business.

However, regardless of whether the Company has terminated its ongoing reporting requirements per SEC rules, Crowdsource Funded works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to Crowdsource Funded at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Shares after buying them?

Shares purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Shares;
2. To an accredited investor;
3. As part of an offering registered with the SEC; or
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

Regardless, after the one-year holding period has expired, you should not plan on being able to readily transfer and/or sell your Shares. Currently, there is no market or liquidity for these Shares and it may be some, if ever, time before the Company lists these Shares on an exchange or other secondary market. Until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tanen Andrews, as Officer, Director and certifies the financial information disclosed and included in its Form C is complete and accurate.



(Signature)

Tanen Andrews

(Name)

Founder/CEO

(Title)